Exhibit 99.4

Blackstone Life Sciences to invest up to $250 million in Autolus Therapeutics to develop obe-cel in adult Acute Lymphoblastic Leukemia (ALL) and advance broader platform

– One of the largest private financings of a UK biotech company, and the largest from a single source – continues Blackstone conviction in the country

– Durability and favorable toxicity profile of obe-cel supports its potential as the first stand-alone therapy in adult ALL with curative potential in a last line setting

– Blackstone strategic financing to enable Autolus to complete clinical development of obe-cel in its first indication of relapsed / refractory adult ALL and to support initial pre-approval commercial activities

LONDON & CAMBRIDGE, MA – November 8, 2021 — Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, and Blackstone Life Sciences today announced that the two companies have entered into a strategic collaboration and financing agreement under which funds managed by Blackstone (NYSE: BX) will provide up to $250 million in equity and product financing to support Autolus’ advancement of its CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (obe-cel), as well as next generation product therapies of obe-cel in B-cell malignancies.

As part of this $250 million transaction, Blackstone is committing to invest $150 million in product financing to support obe-cel development and commercialization, with $50 million payable upon closing of the transaction and the remainder payable based on certain development and regulatory achievements. Blackstone has also agreed to purchase $100 million of Autolus’ American Depositary Shares (ADS) in a private placement, which is subject to customary closing conditions. In connection with the collaboration, Blackstone received the right to nominate a member to Autolus’ board of directors.

The transaction continues Blackstone’s commitment to the UK economy which has seen the firm invest more than $18 billion across 44 investments headquartered in UK. These investments support more than 27,000 direct jobs and help make Blackstone the UK’s biggest foreign investor over the past 10 years.

“Autolus is a world-class company with an innovative platform and the potential to deliver best-in-class, lifesaving treatments to patients suffering from cancer,” said Dr. Nicholas Galakatos, Global Head of Blackstone Life Sciences. “Our investment in these next generation cell therapies exemplify our conviction in the quality and promise of the life sciences sector in the UK. We look forward to building on this investment in the years to come.”

“We welcome Blackstone Life Sciences to join our drive to change the outlook for leukemia and lymphoma patients, notably those with acute lymphoblastic leukemia. Blackstone’s investment and expertise will support the development and preparation for commercialization of obe-cel and put the program and the Company on a strong financial footing as we are approaching the read-out from the potentially pivotal FELIX clinical trial during the course of 2022,” said Dr. Christian Itin, Chief Executive Officer of Autolus.

“We are excited to collaborate with Autolus in support of their innovative platform pursuing safer, more durable, therapies with the potential to be lifesaving options for patients with ALL and beyond. We see a significant opportunity to improve the outlook for cancer patients who are facing a devastating course of their disease,” said Nicholas Simon, Senior Managing Director of Blackstone Life Sciences. “This investment continues to build on our conviction in not just innovative cell and gene therapies, but also supporting innovation in the United Kingdom and Europe broadly.”

UK Science Minister George Freeman said: “This is another vote of confidence in the quality of life science in the UK, reinforcing our reputation as a world leader in discovering new cures for currently untreatable diseases like Autolus’ T cell therapy drugs for leukemia. Big investments like these give real hope to those suffering from diseases like leukemia—and create high skill jobs & opportunities in the development and manufacturing of treatments to help develop and boost our life science clusters all around the UK.”

Autolus recently announced plans to build a dedicated manufacturing facility in Stevenage, UK to help secure global commercial launch capacity for obe-cel with a 70,000 square foot building. The ground-breaking ceremony for this new facility is due to be held today, with building works commencing imminently.

Moelis & Company LLC acted as financial advisor. Cooley LLP and Cooley (UK) LLP acted as legal advisor to Autolus, and Goodwin Procter LLP acted as legal advisor to Blackstone.

About the Transaction

The strategic financing collaboration by Autolus and Blackstone Life Sciences is expected to support the development and preparation for commercialization of Autolus’ product candidate, obe-cel. As part of this $250 million transaction, Blackstone is committing to invest an aggregate of $150 million in product financing to support Autolus’ development and potential commercialization of obe-cel, with $50 million payable upon closing of the transaction and the remainder (up to $100 million) payable based on certain development and regulatory achievements. In return for this strategic investment, Autolus has agreed to pay Blackstone a capped single digit royalty plus milestone payments based on net sales of obe-cel. In addition, Blackstone will receive a warrant to purchase up to $24 million worth of Autolus ADSs at an exercise price premium to market. Blackstone has also agreed to make a $100 million equity investment in Autolus which is expected to close on or about November 12, 2021, subject to customary closing conditions. In connection with the collaboration, Blackstone received the right to nominate a member to Autolus’ board of directors.

About Autolus Therapeutics plc

Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the Company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors. For more information, please visit www.autolus.com.

About obe-cel (obecabtagene autoleucel)

Obe-cel is a CD19 CAR T cell investigational therapy designed to overcome the limitations in clinical activity and safety compared to current CD19 CAR T cell therapies. Designed to have a fast target binding off-rate to minimize excessive activation of the programmed T cells, obe-cel may reduce toxicity and be less prone to T cell exhaustion, which could enhance persistence and improve the ability of the programmed T cells to engage in serial killing of target cancer cells. Obe-cel is currently being evaluated in a potentially pivotal Phase 1b/2 clinical trial for the treatment of adult ALL, referred to as the FELIX clinical trial. Also, in collaboration with Autolus’ academic partner, UCL, obe-cel is currently being evaluated in a Phase 1 clinical trial in B-NHL.

About obe-cel FELIX clinical trial

Autolus’ Phase 1b/2 clinical trial of obe-cel, or the FELIX clinical trial, is enrolling adult patients with relapsed / refractory ALL. The trial had a short Phase 1b component prior to proceeding to a single arm, Phase 2 clinical trial. The primary endpoint is overall response rate, and the key secondary endpoints include duration of response, MRD negative CR rate and safety. The trial is designed to enroll approximately 100 patients across 30 of the leading academic and non-academic centers in the United States, United Kingdom and Europe. [NCT04404660]

About Blackstone Life Sciences

Blackstone Life Sciences is an industry-leading private investment platform with capabilities to invest across the life cycle of companies and products within the key life science sectors. By combining scale investments and hands-on operational leadership, Blackstone Life Sciences helps bring to market promising new medicines and medical technologies that improve patients’ lives. More information is provided at https://www.blackstone.com/our-businesses/life-sciences/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and in some cases can be identified by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” and “believes.” These statements include, but are not limited to, statements regarding the collaboration between Autolus and Blackstone; the future clinical development, efficacy, safety and therapeutic potential of obe-cel, including progress, expectations as to the reporting of data, conduct and timing and potential future clinical activity; the ability of the FELIX trial to be a registrational trial; the receipt of regulatory approval from the U.S. Food and Drug Administration for obe-cel; the discovery, development and potential commercialization of potential product candidates including obe-cel using Autolus’ technology and under the collaboration agreement; the therapeutic potential for Autolus in next generation product developments of obe-cel in B-cell malignancies; the potential and timing to receive milestone payments and pay royalties under the strategic collaboration; expectations regarding the expected use of proceeds from the collaboration and financing arrangement with Blackstone; and the completion of the offering of Autolus securities. Any forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the risks that Autolus’ preclinical or clinical programs do not advance or result in approved products on a timely or cost effective basis or at all; the results of early clinical trials are not always being predictive of future results; the cost, timing and results of clinical trials; that many product candidates do not become approved drugs on a timely or cost effective basis or at all; the ability to enroll patients in clinical trials; possible safety and efficacy concerns; and the impact of the ongoing COVID-19 pandemic on Autolus’ business. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Autolus’ actual results to differ from those contained in the forward-looking statements, see the section titled “Risk Factors” in Autolus’ Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2021, as well as discussions of potential risks, uncertainties, and other important factors in Autolus’ subsequent filings with the Securities and Exchange Commission including its Reports on Form 6-K. All information in this press release is as of the date of the release, and Autolus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

CONTACT:

AUTOLUS

Lucinda Crabtree, PhD

Vice President, Business Strategy and Planning

+44 (0) 7587 372 619

l.crabtree@autolus.com

Julia Wilson

+44 (0) 7818 430877

j.wilson@autolus.com

Susan A. Noonan

S.A. Noonan Communications

+1-212-966-3650

susan@sanoonan.com

BLACKSTONE

United States

Paula Chirhart

+1-347-463-5453

paula.chirhart@blackstone.com

United Kingdom & Europe

Sneha Patel

+44 20 7451 4142

Sneha.patel@blackstone.com